

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Via E-Mail
Bryce Roxburgh
Chief Executive Officer
Exeter Resource Corporation
999 West Hastings Street, Suite 1660
Vancouver, British Columbia
Canada V6C 2W2

> Re: **Exeter Resource Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-33136**

Dear Mr. Roxburgh:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining